SUB-ITEM 77C







Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Managed
High Income Fund Inc. was held on August 21, 2015, for the purpose of considering and voting upon the election of Directors.

The following table provides information concerning the matter voted upon at the meeting:


Election of directors


Nominees		Votes For   		VotesWithheld
Robert D. Agdern 	39,573,902.087		2,210,304.543
Daniel P. Cronin	39,696,702.087		2,087,504.543
Jane E. Trust*		39,595,532.087		2,188,674.543

At August 31, 2015, in addition to Robert D. Agdern, Daniel P.
Cronin and Jane E. Trust*, the other Directors of the Fund were as follows:

Carol L. Colman
Paolo M. Cucchi
Leslie H. Gelb
William R. Hutchinson
Eileen A. Kamerick
Riordan Roett

* Effective August 1, 2015, Jane Trust was appointed to the position of Director, Chairman, President and Chief
Executive Officer.